Your opportunity to own a part of Ad Fontes Media

As you may know, we just launched a Community Round on Wefunder last week, and the response has been amazing. We've received over $60,000 in commitments out of our $400,000 goal! If you'd like to reserve your spot to get shares in Ad Fontes Media, go to the campaign page here:

WeFunder Campaign Link

If this is your first time hearing about this campaign, please read the background info below.

If you're new to our email list (or even if you have been on it for a while) and don't want to hear any more about fundraising in the future, but you do want to continue receiving our regular Media Bias Chart updates, just reply with "No Fundraising" and we won't send you any more emails about the campaign. We know not everyone is in a position to invest even if they do love the Media Bias Chart, and that's ok! We just want to make sure to remind folks who do want to invest (people need reminders) and update anyone who is curious about how the round is progressing.

I appreciate you all!

Vanessa
Founder & CEO

Background:

You may or may not know that back in late 2020-early 2021 we raised money to grow Ad Fontes Media on Wefunder, an online investment platform. We've accomplished a lot in the year and a half since. That funding allowed us to grow from 200 to nearly 2000 rated news sources (including podcast and TV). It also helped us develop our technology and data products for companies and educational institutions and gain excellent commercial traction.

Now it's time for our next stage of growth; we are on a mission to rate ALL THE NEWS to positively transform the media ecosystem. We believe in a human-first + AI-technology-enabled approach to accurately rate the news at scale. To do this, we are raising additional funding.

If you aren't familiar with Wefunder, here are some FAQs. Basically, it is a platform that allows startups to raise funds from their communities. It's not a donation, but rather an investment--an ownership stake--in the company. If the company does well, you could eventually realize a financial return.

Please note that no financial return is guaranteed, and that investing in startups, including Ad Fontes Media, is risky! It is very important that you read all the terms and disclaimers on Wefunder's site. You should not invest if you cannot afford to lose your entire investment or if you don't understand the terms. Also, this campaign is currently live under the "Testing the Waters" rule of Regulation Crowdfunding, which allows us to accept reservations prior to filing our Form C with the SEC, so please note this disclosure: *We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.*

As I mentioned, we raised about $350K from over 550 individual investors during our first WeFunder community round (our *pre-seed*) back in late 2020-early 2021. That was an incredible springboard for us, and we went on to raise an additional $450K from professional angel investors and venture capital funds after that.

We are now raising a new *seed* investment round led by Stout Street Capital, a venture capital fund in Colorado, and we are opening up a portion of that round up to our community on WeFunder. The terms and details are on our [Wefunder campaign page](#).

Our campaign page has all the details, terms, and updated on our progress here: https://wefunder.com/ad.fontes.media/

If you are considering an investment and have any questions at all, please email me at vanessa@adfontesmedia.com.

Our community is the foundation of our company. Our company only exists because people like you believe in our work and share it with your friends, family, students, and colleagues. I am beyond grateful for all we have accomplished so far, and I'm very excited to build the next phase of Ad Fontes Media with you.

Best,
Vanessa

Founder & CEO

Ad Fontes Media

Ad Fontes Media

Ad Fontes Media

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ad fontes media

Let's push to get Ad Fontes to the next level.

Hi <<First Name>>,

As one of our earliest investors through our first Wefunder campaign, you're someone who has been able to see the vision for what we can become before it happens.

Thanks to your backing and belief, we've delivered. In the last few months, you've seen us ramp up our product offerings (search by location & ownership), news source ratings (over 1800), closed contracts (Facebook!), team members (sales leaders!), and revenue (on pace for at least $500K ARR!).

Today, I'm announcing (to you first) the launch of our brand new website! The link is below. We think it better reflects the level of sophistication our company has reached.

Before you check it out though, I have an ask. We've delivered based on your previous investment. We need you to double down in this new round and match your previous investment. With that, we can push to deliver the next milestones in the next 12 months, which include:

- AI ratings for articles
- Spanish language expansion
- $2M in annual revenue

Take a look at our new website. If you like what we've done so far, get to our WeFunder page and commit to our next round today. We're filing our Form C shortly and shooting for our first close by next Friday, Sept 9.

See the new website!!

Invest in the new round

Testing the waters legal disclosure.

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

  







Can you vouch for John Doe?

John has applied to raise funding for **Company Name** on Wefunder and provided your name as a personal reference.

> *Quote goes here*

Wefunder has raised hundreds of millions for startups that later went on to raise over $5 billion in follow-on funding from venture capitalists.

Can you vouch for John?

VOUCH FOR JOHN

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